8/6/02

SECURI[illegible] 02019257 [illegible]MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 29831

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 0 2 2002 WASH DC 164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 1, 2001 (MM/DD/YY) AND ENDING MAY 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BARRINGTON RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 NORTH CLARK ST., SUITE 2950
(No. and Street)

PROCESSED AUG 1 2 2002 THOMSON FINANCIAL

CHICAGO	ILLINOIS	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY D. PARIS (312) 634-6360
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOW, WOOD & CO.
(Name — *if individual, state last, first, middle name*)

44 N. WALKUP AVE.	CRYSTAL LAKE	ILLINOIS	60014
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, GREGORY D. PARIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARRINGTON RESEARCH ASSOCIATES, INC., as of MAY 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

OFFICIAL SEAL
ALEXANDER P PARIS JR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/08/03

Notary Public

Signature

VICE-PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BARRINGTON RESEARCH ASSOCIATES, INC.

Financial Statements, Schedules
and Report on Internal Accounting Control

FOR THE YEAR ENDED MAY 31, 2002

BARRINGTON RESEARCH ASSOCIATES, INC.

Report Contents
Year Ended May 31, 2002

Dow, Wood & Co.

Certified Public Accountants

44 N. Walkup Avenue • Crystal Lake, Illinois 60014
(815) 356-9500 • Fax (815) 356-9573

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Barrington Research Associates, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Barrington Research Associates, Inc. as of May 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrington Research Associates, Inc. as of May 31, 2002, and the results of operations and changes in cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit also included the schedules of computation of net capital and exemptive provision under Rule 15c3-3. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dow, Wood & Co.

Crystal Lake, Illinois
July 17, 2002

Dow, Wood & Co.
Certified Public Accountants

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Financial Condition

May 31, 2002

ASSETS

Cash	$ 246,604
Receivable from clearing broker	135,254
Other receivables	78,987
Money market investment	21,960
Securities owned, at market	212,708
Fixed assets, at cost less accumulated depreciation of $133,084	10,249
Other assets	27,499
	$ 733,261

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 163,542
Income taxes payable	42,742
	206,284
Stockholders' Equity:	
Common Stock, $1.00 per value: 50,000 shares authorized, 1,000 shares issued and outstanding	1,000
Paid in capital	89,970
Retained earnings	436,007
	526,977
	$ 733,261

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Income

For the Year Ended May 31, 2002

REVENUES:	
Commissions and fees	$ 3,274,969
Other	(28,454)
	3,246,515
EXPENSES:	
Employee compensation and benefits	1,812,942
Clearing and floor brokerage	349,496
Communications	129,067
Research services	211,394
Occupancy and equipment rental	269,008
Promotion	164,147
Professional fees	27,020
Seminars and education	8,374
Interest	2,661
Depreciation	6,335
Other	8,899
	2,989,343
Net Income before income taxes	257,172
Federal and State income tax provisions	74,156
Net Income	$ 183,016

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended May 31, 2002

	Common Stock	Paid In Capital	Retained Earnings
Beginning balance	$ 1,000	$ 89,970	$ 252,991
Net income			183,016
Ending balance	$ 1,000	$ 89,970	$ 436,007

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Cash Flows

For the Year Ended May 31, 2002

Cash Flows From Operating Activities:	
Net income	$ 183,016
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation	6,335
Changes in assets and liabilities:	
Receivable from clearing broker	(128,853)
Other receivables	(45,632)
Investments (securities and money market)	(12,469)
Other assets	35,239
Accounts payable and accrued expenses	93,500
Income taxes payable	42,742
Net cash flows provided by operating activities	173,878
Cash Flows From Investing Activities:	
Purchase of fixed assets	(3,542)
Net cash flows (used) in investing activities	(3,542)
Cash Flows From Financing Activities:	
Note payable	-
Net cash flows (used) in financing activities	-
Net increase in cash	170,336
Cash at beginning of year	76,268
Cash at end of year	$ 246,604

Supplemental disclosures:	
Cash paid for interest	$ 2,661
Cash paid for income taxes	$ 44,000

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Notes to Financial Statements

May 31, 2002

1. GENERAL

Barrington Research Associates, Inc. (The "Company"), is an Illinois corporation formed on June 1, 1983. The Company is a registered securities broker/dealer which deals primarily in securities traded on recognized United States security exchanges.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions, and the related revenues and expenses thereon, are recorded on a settlement date basis that does not differ materially from the trade date basis. Investment securities are recorded at market value which approximates fair value. Unrealized gains and losses on securities are included in the determination of net income.

Fixed Assets - Furniture and equipment are stated at historical cost and are depreciated on an accelerated basis that approximates straight line.

Income Taxes - Any available tax credits are accounted for using the flow-through method under which the benefit is used as a reduction to the tax provision in the year it can be utilized.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum capital, as defined, under the Rule. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At May 31, 2002, the Company had net capital, as defined, of $377,897, which was $277,897 in excess of its required net capital of $100,000.

4. RECEIVABLE FROM CLEARING BROKER

The receivable from the clearing broker/dealer arises in the normal course of business from the settlement of securities transactions. The receivables are generally collected within thirty days. The Company utilizes one broker/dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

5. INCOME TAX PROVISIONS

The federal and state income tax provisions are as follows:

Current federal	$ 55,249
Current state	18,907
	$ 74,156

6. COMMITMENTS

The Company rents facilities in Chicago, Illinois under noncancelable operating leases through February 14, 2004. Rent expense for the year ending May 31, 2002 was $189,158. Future minimum lease payments are as follows:

Year ending	
May 31, 2003	147,088
	$ 147,088

7. RELATED PARTY TRANSACTIONS

During the fiscal year, the Company paid $210,500 to HMR Publishing Company, an affiliated company, for research services. Also, the Company had income of $30,000 from consulting services rendered to Barrington Asset Management, Inc., another affiliate.

8. PENSION PLANS

The Company has a Profit Sharing/Salary Reduction Plan which covers all eligible employees. For those employees participating, up to 15% of annual compensation may be deferred up to the maximum prescribed by the Internal Revenue Code.

The Company may also contribute to the plan based upon a percentage of the participants' compensation determined at the discretion of the Board of Directors. No Company contribution or provision for a contribution is included in the financial statements.

DOW, WOOD & CO.

CERTIFIED PUBLIC ACCOUNTANTS

44 N. Walkup Avenue • Crystal Lake, Illinois 60014
(815) 356-9500 • Fax (815) 356-9573

Board of Directors and Shareholders
Barrington Research Associates, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of Barrington Research Associates, Inc. as required by Rule 17a-5(d) as of May 31, 2002, and for the year then ended, and have issued a report thereon dated July 17, 2002. As part of our audit, we reviewed and tested the system for internal accounting control and the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities Exchange Act of 1934. In addition, we reviewed the practices and procedures followed by the Company:

1. in making the periodic computations of aggregate indebtedness and net capital as required by Rule 17a-3 (a) (11).

2. in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under these standards and that Rule, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purpose of this report, under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended May 31, 2002, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The Company claims exemption from Rule 15c3-3 under paragraph (k) (2) (ii). Conditions of the exemption were being complied with as of the examination date and no facts came to our attention to indicate the exemption had not been complied with during the period under examination.

Dow, Wood & Co.

Crystal Lake, Illinois
July 17, 2002

Dow, Wood & Co.
Certified Public Accountants

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BARRINGTON RESEARCH ASSOCIATES, INC. as of MAY 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 526,977	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			526,977	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 116,735	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(116,735)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ 410,242	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	31,906	3734		
D. Undue Concentration		3650		
E. Other (List) BROADCORT MONEY PLUS ACCOUNT	439	3736	(32,345)	3740
10. Net Capital			$ 377,897	3750

OMIT PENNIES

NONALLOWABLE ASSETS:

OTHER RECEIVABLES	$ 78,987
FIXED ASSETS	10,249
OTHER ASSETS	27,499
	$ 116,735

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION:

NET CAPITAL PER UNAUDITED COMPUTATION	$ 410,165
INCREASE IN NONALLOWABLE ASSETS	(43,170)
AUDIT ADJUSTMENTS INCREASING NET CAPITAL	10,902
	$ 377,897

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BARRINGTON RESEARCH ASSOCIATES, INC. as of MAY 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	13,752	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	277,897	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	357,269	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	206,284	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	206,284	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%		3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	54.59%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BARRINGTON RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED MAY 31, 2002

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

Clearing Firm Sec#	Name
8-29204 G	Broadcort Capital Corp.